SUB-ITEM 102J

Changes in registrants certifying accountant

Nuveen Tax-Advantaged Dividend Growth Fund
811-222058

During the current fiscal period, the Board of Trustees of the above-referenced Fund, upon recommendation of the Audit
Committee, engaged KPMG LLP ( KPMG ) as the independent registered public accounting firm to the Fund as Ernst & Young
LLP ( Ernst & Young ) resigned effective August 11, 2014.

Ernst & Youngs report on the Fund for the two most recent fiscal periods ended December 31, 2013 and December 31, 2012, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. For the fiscal periods ended December 31, 2013 and December 31, 2012 for the Fund and through the period January 1, 2014 through August 11, 2014, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Funds financial statements.

The Registrant has requested that Ernst & Young furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as an exhibit hereto.